August 3, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549
Attn: James Allegretto
Re: Nordstrom, Inc.
Form 10-K for the Fiscal Year Ended February 3, 2007
Filed March 23, 2007
File No. 001-15059
Dear Mr. Allegretto:
Thank you for your letter dated July 13, 2007, relating to the Nordstrom, Inc. Form 10-K for the year ended February 3, 2007. We appreciate the Staff’s comments and have restated them in bold below followed by our corresponding responses.
Form 10-K for the Year Ended February 3, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14
Results of Operations, pages 15-18
1.	We note your discussion of the 2006 vs. 2005 changes in net sales. Where you identify intermediate causes of changes in net sales, please expand your discussion to describe the reasons underlying the intermediate causes. For example, where you indicate that same store sales increases from your Full-Line stores came from accessories, cosmetics and men’s apparel merchandise categories, please expand your discussion to describe how you achieved increased sales in these categories. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response: In future filings, we will expand our discussion and analysis to address the Staff’s comments and provide additional information that is meaningful to investors. We note a sample of what we plan to address in future filings below.

Our compelling merchandise offering combined with customer service drove sales increases throughout our business, particularly in accessories, cosmetics and men’s apparel. The largest increase was in our accessories category, driven by handbags and sunglasses. Cosmetics benefited from increases in the artistry and prestigious branded lines. Additionally, the men’s increase came from men’s contemporary, including fashion denim and t-shirts.

2.	To make it more understandable to the average reader, please consider describing in lay terms what you mean by “...we leveraged our buying and occupancy costs of sales growth” when discussing the changes in gross profit. If you are trying to convey the fact that sales growth minimizes buying and occupancy expense growth, indicate so in plain English.

Response: We will use more plain English terms in our discussion and analysis contained in our future filings. We note a sample of what we plan to address in future filings below.

Our buying and occupancy costs are mostly fixed and, thus, as sales increased over the prior year, those costs did not increase at the same rate. As a result, we saw an improvement in the expense rate (buying and occupancy costs as a percent of net sales).

3.	Changes in gross profit of the magnitude in 2006 and 2005 should be discussed in greater detail. In this regard, indicate exactly what you mean when you say expansion of your merchandise margin rate primarily drove the gross margin improvement for 2006. To the extent the expansion was driven by price versus cost decreases, please quantify these amounts. Additionally, to the extent advertising, or lack thereof, contributed to increased regular price merchandise sales, please discuss this as applicable. Likewise, your existing disclosure of the 2005 margin improvement suggests it is wholly due to buying and occupancy costs remaining flat on a nominal basis thus decreasing as a percentage of sales as sales increased. If this is not the case, you may want to consider making the discussions clearer in future filings.

Response: Our gross profit rate is made up of both merchandise margin rate and buying and occupancy cost rate. The improvement in our total gross profit rate in 2006 was primarily due to improvement in our merchandise margin rate. As stated in our filing, our women’s apparel category experienced significant rate expansion in the second half of the year due to strategy changes that brought a sharper focus to our merchandise offering resulting in more regular price selling and fewer markdowns. Our buying and occupancy cost rate also improved; however, since most of these costs are fixed, the sales growth created rate improvement.

Our 2005 merchandise margin increased in-line with our sales increase. As such, no gross profit rate improvement was achieved through merchandise margin. However we did maintain flat buying and occupancy costs compared to 2004 while sales increased, thus creating gross profit rate improvement in 2005.

Additionally, we are unable to quantify the impact of our advertising on our sales growth.

In future filings, we will expand our discussion and analysis to address the Staff’s comments and provide additional clarifying information.

4.	While discussion of selling, general and administrative expenses (SG&A) as a percentage of sales is a useful metric in analyzing changes in net income as a percentage of sales, many components of SG&A do not bear a proportionate correlation with sales as other variable costs such as cost of sales. Accordingly, please supplement your disclosure by quantifying and discussing the reasons for the changes in SG&A.

Response: In future filings, we will expand our discussion and analysis to address the Staff’s comments and provide additional information that is meaningful to investors. We note a sample of what we plan to address in future filings below.
2006 vs. 2005: The changes in selling, general and administrative expense dollars in 2006 compared to 2005 are largely a result of increases in variable expenses such as labor and stock option expense. The increase in selling labor directly correlates to our sales growth. Our other costs are mostly fixed and as sales increased they provided selling, general and administrative rate improvement. Non-selling labor dollars increased over the prior year, but at a lower rate than our sales growth. Additionally, stock option expense was included in our income statement for the first time in 2006 as a result of adopting Statement of Financial Accounting Standards 123(R).
2005 vs. 2004: The changes in selling, general and administrative expense dollars in 2005 compared to 2004 are largely a result of increases in variable expenses such as labor and benefits, offset by decreases in workers’ compensation insurance. The increase in selling labor directly correlates to our sales growth. The net increase in benefits and bonus expense relates to higher profit-sharing and performance-based incentive compensation. The favorable changes in workers’ compensation relate to effective case management, safety initiatives, and one-time benefits from California statutory changes.
5.	We note your discussion of the changes in SG&A due to “favorable developments” in the worker’s compensation reserve. Please tell us in detail the nature of the favorable developments, when the developments occurred and when the reserve was adjusted.

Response: In future filings, we will expand our discussion and analysis to address the Staff’s comments and provide additional information that is meaningful to investors. We note a sample of what we plan to address in future filings below.

Legislation was enacted in 2003 and 2004 that positively impacted the cost of California workers’ compensation claims. The positive impact began to show up in our financial statements in 2005. This is not unusual, as workers’ compensation claims have a long tail and the reserves develop over a number of years. In addition to an improved regulatory climate in California, our workers’ compensation reserve was also positively impacted by a significant reduction in the number of claims that involved an employee requiring time away from work.

Our policy is to adjust our loss ultimates and to record expense based only on the actual trends evident in our paid and incurred loss data. Improvements in our indemnity frequency were recognized as they occurred, as we evaluate this metric on a monthly basis. All adjustments were made once the actual impact was apparent in our loss data.

6.	You indicate your expected tax rate considering federal and net state rates is 38.5%. Please supplementally reconcile this to the 38.2% combined federal statutory and net state rates disclosed for the preceding 2 years in note 6 on page 41. Also, please explain in greater detail the nature of the “recent developments” that caused the estimates of taxes due for prior years to increase in the current year.

Response: The 38.5% expected effective tax rate represents the tax rate the Company incurs on normal operations. It takes into consideration the statutory federal and state tax rates, adjusted for any recurring permanent differences. For example, we know that each year a portion of our meals and entertainment expenses will be disallowed as a tax deduction. The impact of these permanent differences is included in the 38.5% rate.

The 38.2% rate represents just the federal and state statutory rates. It does not include impacts of permanent adjustments.

The recent developments during the year which cause the difference between our actual effective tax rate and our expected tax rate relate to changes in estimate of taxes payable for prior years due to changes in state tax rates, changes in the number and mix of states in which we operate, and immaterial adjustments related to our annual provision process and tax return filings.

Critical Accounting Policies, page 24
7.	Please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the accounting policy disclosures in the financial statement footnotes. Discuss the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied.

Response: We understand the staff’s comments and will include additional information in our future filings. Our disclosures are below, with proposed changes in bold.

CRITICAL ACCOUNTING POLICIES

The preparation of our financial statements requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. The following discussion highlights the policies we feel are critical and should be read in conjunction with the Notes to the Consolidated Financial Statements.

Off-Balance Sheet Financing

Our co-branded Nordstrom VISA credit card receivables are transferred to a third-party trust on a daily basis. The balance of the receivables transferred to the trust fluctuates as new receivables are generated and old receivables are retired (through payments received, charge-offs, or credits from merchandise returns). The trust issues securities that are backed by the receivables. Certain of these securities or “beneficial interests” are sold to third-party investors and those remaining securities are issued to us.

We recognize gains or losses on the sale of the co-branded Nordstrom VISA receivables to the trust based on the difference between the face value of the receivables sold and the estimated fair value of the assets created in the securitization process. The fair value of the assets is calculated as the present value of their expected cash flows. The discount rate used to calculate fair value represents the volatility and risk of the assets. Assumptions and judgments are made to estimate the fair value of our investment in asset backed securities. The sensitivity of these estimates has been analyzed in Note 3 to the Consolidated Financial Statements. We have no other off-balance sheet transactions.

Inventory

Our merchandise inventories are primarily stated at the lower of cost or market using the retail inventory method (first-in, first-out basis). Under the retail method, the valuation of inventories and the resulting gross margins are determined by applying a calculated cost-to-retail ratio to the retail value of ending inventory. To determine if the retail value of our inventory should be marked down, we consider current and anticipated demand, customer preferences, age of the merchandise and fashion trends. As our inventory retail value is adjusted regularly to reflect market conditions, our inventory is valued at the lower of cost or market. Inherent in the retail inventory method are certain management judgments that may affect the ending inventory valuation as well as gross margin. Among others, the estimates used in inventory valuation are obsolescence and shrinkage.

We reserve for obsolescence based on historical trends and specific identification. Shrinkage is estimated as a percentage of net sales for the period from the most recent semi-annual inventory count based on historical shrinkage results. Therefore, our obsolescence reserve and shrinkage percentage contain uncertainties as the calculations require management to make assumptions and to apply judgment regarding a number of factors, including market conditions, the selling environment, historical results and current inventory trends.

In prior years, we have made no material changes to our estimates included in the calculations of the obsolescence and shrinkage reserves. However, a change of 10% in our obsolescence reserve or the shrinkage percentage would not have a material impact on either our reserve or net income for the year ended February 3, 2007. Based on prior experience, management does not believe that the assumptions used in these estimates will change significantly.

Revenue Recognition

We recognize revenues net of estimated returns and we exclude sales taxes. Our retail stores record revenue at the point of sale, and our catalog and online sales include shipping revenue and are recorded upon estimated delivery to the customer. As part of the normal sales cycle, we receive customer merchandise returns. To recognize the financial impact of sales returns, we estimate the amount of goods that will be returned and reduce sales and cost of sales accordingly. Inherent in establishing and maintaining a sales return reserve are management judgments around customer return patterns and return rates. We utilize historical return patterns to estimate our expected returns and, in prior years, we have made no material changes to our estimates included in the sales return reserve.

Although we believe we have sufficient current and historical knowledge to record reasonable estimates of sales returns, there is a possibility that actual returns could differ from recorded amounts. A 10% change in the sales return reserve would not have a material impact on our reserve or net income for the year ended February 3, 2007.

Vendor Allowances

We receive allowances from merchandise vendors for purchase price adjustments, cooperative advertising programs, cosmetic selling expenses and vendor sponsored contests. Purchase price adjustments are recorded as a reduction of cost of sales after an agreement with the vendor is executed and the related merchandise has been sold.

Allowances for cooperative advertising programs and vendor sponsored contests are recorded in cost of sales and selling, general and administrative expenses as a reduction to the related cost when incurred. Allowances for cosmetic selling expenses are recorded in selling, general and administrative expenses as a reduction to the related cost when incurred. Any allowances in excess of actual costs are recorded as a reduction to cost of sales.

Self Insurance

We retain a portion of the risk for certain losses related to health and welfare, workers’ compensation and general liability claims. Liabilities associated with these losses include estimates of both losses reported and losses incurred but not yet reported. We estimate our ultimate cost based on internal analysis of historical data and independent actuarial estimates. The required liability is subject to adjustment in the future based upon the changes in claims experience, including changes in the number of incidents and changes in the ultimate cost per incident. As of February 3, 2007 and January 28, 2006, insurance accruals of $81.1 million and $79.1 million, respectively, were recorded in trade accounts payable and accrued expenses and other liabilities. A 10% change in our self-insurance reserves would not have a material impact on our reserve or net income for the fiscal year ended February 3, 2007.

For the year ended January 28, 2006, there were favorable trends in California due to legislative changes which caused an approximate $14 million decrease in our workers’ compensation costs. Other adjustments in 2005 were insignificant, and we do not expect the changes in workers’ compensation to be recurring. For the year ended February 3, 2007, adjustments to earnings resulting from changes in historical loss trends were insignificant. We do not anticipate any significant change in loss trends, settlements or other costs that would have a material impact on our earnings.

Allowance for Doubtful Accounts

Our allowance for doubtful accounts represents our best estimate of the losses inherent in our private label credit card receivable as of the balance sheet date. We evaluate the collectibility of our accounts receivable based on several factors, including historical trends of aging of accounts, write-off experience and expectations of future performance. We recognize finance charges on delinquent accounts until the account is written off. Delinquent accounts are written off when they are determined to be uncollectible, usually after the passage of 151 days without receiving a full scheduled monthly payment. Accounts are written off sooner in the event of customer bankruptcy or other circumstances that make further collection unlikely. Management believes the allowance for doubtful accounts is adequate to cover anticipated losses in our credit card accounts receivable under current conditions; however, significant deterioration in any of the factors mentioned above or in general economic conditions could materially change these expectations. In prior years, we have not made material changes to our estimates involved in the allowance for doubtful accounts. A 10% change in our allowance for doubtful accounts would not have a material impact on our reserve or net income for the fiscal year ended February 3, 2007.

Intangible Asset Impairment Testing

We review our goodwill and acquired tradename annually for impairment in the first quarter or when circumstances indicate the carrying value of these assets may not be recoverable. The goodwill and acquired tradename associated with our Façonnable business are our largest impairment risk. The fair value of our intangible assets has exceeded their carrying value in each of the most recent three years. The evaluation of goodwill and the tradename requires the Company to use judgments and estimates including, but not limited to, projected future revenues, cash flows, and discount rates. The Company believes that, based on current conditions, material goodwill and intangible impairments are not likely to occur. However, a change in assumptions or market conditions could result in a change in estimated future cash flows and the likelihood of material impairment.

Leases

We lease the land or the land and building at many of our Full-Line stores, and we lease the building at many of our Rack stores. Additionally, we lease office facilities, warehouses and equipment. We recognize lease expense on a straight-line basis over the minimum lease term. In 2004, we corrected our lease accounting policy to recognize lease expense, net of property incentives, from the time that we control the leased property. We recorded a charge of $7.8 million ($4.7 million net of tax) in the fourth quarter of 2004 to correct this accounting policy. The impact of this change was immaterial to prior periods. Many of our leases include options that allow us to extend the lease term beyond the initial commitment period, subject to terms agreed to at lease inception. For leases that contain rent holiday periods and scheduled rent increases, we record the difference between the rent expense and the rental amount payable under the leases in liabilities. Some leases require additional payments based on sales and are recorded in rent expense when the contingent rent is probable. The expected term for each leased property affect the classification and accounting for leases as capital versus operating, the rent holidays and escalations in payments that are included in the calculation of straight-line rent and the term over which leasehold improvements for each property are amortized. A change may produce different amounts of depreciation, amortization and rent expense that would be reported if different assumed lease terms were used.

Financial Statements and Supplementary Data, page 26
Notes to Consolidated Financial Statements, page 33
Consolidated Balance sheets, page 30
8.	Please tell us and disclose whether any individual accrued expense exceeds 5% of current liabilities. Refer to Rule 5-02.20 of Regulation S-X.
Response: “Other current liabilities” on our Consolidated Balance Sheets includes our Gift Card liability, which is over the 5% threshold and accordingly is included as a disclosure within Note 1 to the Consolidated Financial Statements in accordance with Rule 5-02.20 of Regulation S-X. There are no other expenses that exceed 5% of current liabilities.
Note 3: Investment in Asset Backed Securities-Co-Branded Nordstrom Visa Credit Card Receivables
9.	Please tell us why you increased your credit loss assumption from 4.7% to 5.7%. Please provide us with a time-line of events that occurred that caused you to increase the loss rate and the circumstances that led you to reevaluate your credit losses. To the extent your prior credit loss assumption was revealed to be low by subsequent charge-offs, please explain in detail why the credit loss assumption was not adjusted prior to charge-off. To the extent the credit quality of your receivables has declined, please discuss this as a known trend in MD&A.

Response: In October 2005, new bankruptcy legislation was enacted by Congress creating an industry-wide temporary spike in credit losses as consumers rushed to file bankruptcy before the new legislation took effect. Subsequent to this event, net credit losses have been at historical lows across the industry as many consumers who would normally have filed bankruptcy over the next 6 to 12 months had already done so prior to the new legislation taking effect. As of January 2006, our gross credit losses were expected to rise from their historical low points, which were experienced in December and January in fiscal 2005. This was reflected in the average expected credit loss assumption of 4.7%. During fiscal 2006, credit losses gradually trended back to pre-bankruptcy-reform levels, but had not reached those levels as of fiscal year end. The continuation of this trend towards pre-bankruptcy-reform gross credit loss levels is incorporated into the average expected credit loss assumption of 5.7% at February 3, 2007. The increase in expected credit losses is not a result of a material change in the credit quality of the receivables. Rather, it is a result of a change in bankruptcy law that affected the timing of many customers’ bankruptcy filings, shifting them from fiscal 2006 into October 2005.

10.	Please help us understand the relationship of the percentages contained in the final table in this note to your assumption relating to average annual credit losses, if any. Please be detailed in your explanation.

Response: The percentages in the final table of Note 3 present our original projection for, and actual experience of, net credit losses as a percentage of average receivables for the fiscal years 2007, 2006 and 2005. Net credit losses for the fiscal year include gross receivables charged-off, net of any recoveries on charged-off accounts. To calculate the rates shown, we divide the net credit losses by the average outstanding accounts receivable balance for the fiscal year.
The average annual credit losses reported in the assumptions table is the average estimated annual gross credit loss rate (not including estimated recoveries) over the expected life of the receivables sold and existing in the VISA Trust as of the valuation date. Consistent with Statement of Financial Accounting Standards 140, the valuation assumes that customers’ revolving lines for credit are closed and that no new sales occur after the valuation date.
Note 11: Commitments and Contingent Liabilities, page 45
11.	We note on page 10 that you are involved in a cosmetics claim and that you entered into a settlement agreement with the plaintiffs and other defendants on July 13, 2003. We further note that you are awaiting final court decision on the approval of the settlement or dismissal of the appeal. Please tell us and disclose the portion of the estimated $175 million settlement and $24 million legal fees that is expected to be allocated to you. Also, please tell us how much, if any, you have accrued for this settlement. If you do not have any amounts accrued, please tell us why you believe you do not meet the criteria in paragraph 7 of SFAS 5 to accrue for this loss contingency.

Response: In April 2005, pursuant to a settlement agreement approved by the federal district court, we paid approximately $1.3 million for our allocated portion of both the costs of the $175 million in retail value of the settlement gifts to class members and $24 million in plaintiffs’ counsels’ legal fees. The money paid by us and the other defendants is being held in escrow until final approval or disapproval of the settlement or dismissal of the appeal. We do not have any further amounts accrued for this settlement as we do not expect any additional amounts to be payable, except for immaterial costs of notice and administering the distribution of the settlement gifts to class members. Two class members appealed the district court’s approval of the settlement to the Ninth Circuit Court of Appeals. While we think it unlikely, it is reasonably possible that the appeal will be successful, and if so, we are not able to estimate the impact of such an outcome, although we do not believe that it would have a material impact on our financial condition, results of operations or cash flows.

Note 7: Long Term Debt, page 42
12.	Please confirm that if your debt ratings fall to the highest level of non-investment grade for Standard and Poor’s there will be no effect on your facility.

Response: We confirm that if our debt ratings fall to the highest level of non-investment grade for Standard and Poor’s there will be no effect on our facility.
Note 12: Shareholders’ Equity and Stock Compensation Plans, page 46
13.	Regarding your performance share units, please tell us how you record the performance share unit liability based on the vesting factors. An example scenario with journal entries from grant to vesting date may be the best mechanism to illustrate your accounting to us. In addition, please tell us what price you use to value the stock.

Response: Performance Share Units (PSU) are payable in either cash or stock as elected by the employee; therefore PSU are accounted for as a liability award in accordance with Statement of Financial Accounting Standards 123(R). We record compensation expense and a corresponding liability for PSU ratably over the 3-year vesting period, as earned. The liability is remeasured and the appropriate Statement of Earnings adjustment is taken at each fiscal quarter-end during the vesting period. PSU’s can vest at a range of levels, from 0% to 125%, depending on our stock performance relative to our peer group.

The relative vesting percentage of a PSU award is determined by the Total Shareholder Return (TSR) that reflects daily price appreciation as well as the reinvestment of dividends and the compounding effect of dividends paid on reinvested dividends.

The price used to remeasure the PSU each quarter is the market price of Nordstrom, Inc. common stock on the quarter-end date. The price used to issue stock or cash for the PSU upon vesting is the closing market price of Nordstrom, Inc. common stock on the vest date.

Item 9A. Controls and Procedures, page 52

14.	We note that your President and Chief Financial Officer concluded that your disclosure controls and procedures were effective in the timely recording, processing, summarizing and reporting of material financial and non-financial information. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective in the timely and accurate recording, processing, summarizing and reporting of material financial and non-financial information within the time periods specified within the Commission’s rules and forms. Also disclose, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your President and Chief Financial Officer, to allow timely decisions regarding required disclosure. See Exchange act Rule 13a-15(e).

Response: We will revise the language in future filings as requested. We have presented the revised disclosure below with changes shown in bold.

As of the end of the period covered by this Annual Report on Form10-K, the Company performed an evaluation under the supervision and with the participation of management, including our President and Chief Financial Officer, of the design and effectiveness of our disclosure controls and procedures (as defined in rules 13a-15(e) or 15d-15(e) under the Securities and Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, our President and our Chief Financial Officer concluded that, as of the end of the period covered by this Annual Report, our disclosure controls and procedures were effective in the timely and accurate recording, processing, summarizing and reporting of material financial and non-financial information within the time periods specified within the Commission’s rules and forms. Our President and Chief Financial Officer also concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely discussions regarding required disclosure.

Nordstrom, Inc. hereby acknowledges that:
•	Nordstrom, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Nordstrom, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me at (206) 373-4068 if you need any other information or would like to discuss the above response. Thank you for your consideration.
Sincerely,
Nordstrom, Inc.
/s/ Michael G. Koppel
Michael G. Koppel
Executive Vice President and Chief Financial Officer

cc:	Yong Kim, SEC Division of Corporation Finance
D. Wayne Gittinger, Lane Powell PC
Larry Bird, Deloitte & Touche LLP
Lisa Iglesias, Nordstrom, Inc., EVP, General Counsel & Corporate Secretary